August 29, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Copper Place Global Dividend Growth ETF (the “Fund”)
Application for Withdrawal on Form RW for Registration Statement on Form N-14 (Registration No. 333-280387)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s registration statement on Form N-14 (File No. 333-280387), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on June 21, 2024 (Accession No. 0001999371-24-007687).

The Fund requests withdrawal of the Registration Statement because it will now be liquidated due to high investor redemptions. The Fund confirms that no securities have been or will be sold under the Registration Statement since being declared effective by the Commission on August 6, 2024.

Accordingly, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that the Commission issue a written order granting the withdrawal of the Registration Statement, including all exhibits and amendments thereto, as soon as reasonably possible.

Please forward a copy of the order consenting to the withdrawal to Bo Howell, Managing Director, FinTech Law, LLC, 6224 Turpin Hills Drive, Cincinnati, OH 45244, with a copy to bo@fintechlegal.io.

If you require additional information, please do not hesitate to contact the undersigned at (513) 991-8472.

Very truly yours,

/s/ Bo Howell
Bo Howell
Counsel to the Trust

cc:	Randall Linscott, President
Richard Yates, Chief Compliance Officer